FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56

NOTICE TO THE MARKET

São Paulo, Brazil, May 17, 2011. Companhia Brasileira de Distribuição (“CBD”), pursuant to Article 12 of Brazilian Securities and Exchange Commission (“CVM”) Instruction 358 dated January 3, 2002, as amended, hereby discloses the following correspondence from the Casino, Guichard-Perrachon.

São Paulo, May 17, 2011.

Vítor Fagá de Almeida
Investors Relations Officer

Companhia Brasileira de Distribuição ("GPA")
Avenida Brigadeiro Luis Antônio, 3142
01402-901 - São Paulo, SP - Brasil

Attn: Mr. Vitor Fagá de Almeida
Inverstor Relations Officer
Tel: 55 11 3886-0421
Fax: 55 11 3884-2677
email: gpa.ri@paodeacucar.com.br

May 16th 2011

Disclosure of Information Regarding Relevant Interest

Dear Sirs,

  In order to comply with the requirements set forth in Article 12 of Brazilian Securities and Exchange Commission ("CVM") Instruction 358/02, dated January 3, 2002, as amended, Casino, Guichard-Perrachon, a corporation with headquarters on 1, Esplanade de France - 42000 Saint-Etienne, France (together with its susidiaries, "Casino Group") hereby discloses the following information to GPA:

(i)	The Casino group is co-controlling shareholder of GPA;
(ii)

As a result of the capitalization of the goodwillreserve approved at the Ordinary and Extraordinary General Meeting as of 31 March 2011, the stake held by the Casino Group in preferred shares issued by GPA reached an aggregate amount of 8,183,322 shares, representing 5.11% of this class of share;

(iii)	The acquisition of the additional participation above mentioned does not change the control or management structure of GPA;
(iv)	The Casino Group does not own convertible debentures issued by GPA;
(v)	The Casino Group is a party to the Shareholders Agreement of the GPA and to the Shareholders Agreement of Wilkes Participações S.A.

  We remain at your disposal for any further information you may require.

Sincerely,

Casino, Guichard-Perrachon Pascal Rivet

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 17, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.